Exhibit 99.1
COPA HOLDINGS ANNOUNCES MONTHLY TRAFFIC STATISTICS FOR JANUARY 2024
PANAMA CITY, Feb. 14, 2024 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for January 2024:

Operating Data	January 2024	January 2023	% Change
Copa Holdings (Consolidated)
ASM (mm) (1)	2,273.2	2,364.1	(3.8%)
RPM (mm) (2)	1,938.6	2,059.3	(5.9%)
Load Factor (3)	85.3%	87.1%	-1.8	p.p.
1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is actually utilized
Following the Airworthiness Directive issued by the United States Federal Aviation Administration (FAA) on January 6, the Company suspended operations of twenty-one 737 MAX9 aircraft. From January 6 to January 29, a total of 1788 flights were canceled. After undergoing the technical inspections required by the regulators, all of these aircraft have returned to Copa Airlines’ flight schedule.

Given this situation, for January 2024, Copa Holdings' capacity (ASMs) decreased by 3.8%, while system-wide passenger traffic (RPMs) also decreased by 5.9%, compared to 2023. As a result, the system load factor for the month was 85.3%, 1.8 percentage points lower than in January 2023.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information visit www.copaair.com.
CPA-G
CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774